

Capitalize for Kids

October 24, 2018

Disclaimer

Except where otherwise indicated herein, this presentation is as of the date indicated on the cover, is not complete and is subject to change. This presentation is for general informational purposes only, is not complete and does not constitute advice or a recommendation to enter into or conclude any transaction or buy or sell any security (whether on the terms shown herein or otherwise). This presentation should not be construed as legal, tax, investment, financial or other advice. Additionally, this presentation and the information contained herein should not be construed as an offer to buy any interest in any fund advised by, or enter into any managed account arrangement with Starboard Value LP ("Starboard"). All investments involve risk, including the risk of total loss. Past performance is not indicative of future results. This presentation is provided for informational purposes only, and does not constitute an offer to buy or sell, or a solicitation of any offer to buy or sell, any securities. This presentation should not be construed as legal, tax, investment, financial, or any other category of advice.

The views contained in this presentation represent the opinions of Starboard as of the date hereof. Starboard reserves the right to change any of its opinions expressed herein at any time. Starboard is under no obligation to update any data, information, or opinions contained in this presentation at any time. The information contained in this presentation may not contain all of the information required in order to evaluate the value of the companies discussed in this presentation. Investors should seek independent financial advice regarding the suitability of investing in any securities or of following any investment strategies; Starboard is not offering nor providing such services in connection with this presentation.

The views expressed in this presentation are based on publicly available information, including information derived or obtained from filings made with the Securities and Exchange Commission and other regulatory authorities and from third parties. Starboard recognizes that there may be nonpublic or other information in the possession of the companies discussed herein that could lead these companies and others to disagree with Starboard's conclusions. Starboard has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties, nor has it paid for any such statements.

None of Starboard, its affiliates, its or their representatives, agents or associated companies or any other person makes any express or implied representation or warranty as to the reliability, accuracy or completeness of the information contained in this presentation, or in any other written or oral communication transmitted or made available to the recipient. Information presented herein from third parties has been obtained from sources believed to be reliable, however no representation or warranty is made, express or implied, as to the reliability, accuracy or completeness of such information. Starboard, its affiliates and its and their representatives, agents and associated companies expressly disclaim any and all liability based, in whole or in part, on such information, errors therein or omissions therefrom.

There is no assurance or guarantee with respect to the prices at which any securities of the company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections, pro forma information and potential impact of the analyses set forth herein are based on assumptions that Starboard believes to be reasonable as of the date of this presentation, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material.

The analyses provided may include certain forward-looking statements, estimates and projections prepared with respect to, among other things, the historical and anticipated operating performance of the companies discussed in this presentation, access to capital markets, market conditions and the values of assets and liabilities, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify such forward-looking statements. Such statements, estimates, and projections reflect Starboard's various assumptions concerning anticipated results that are inherently subject to significant economic, competitive, and other uncertainties and contingencies. Thus, actual results may vary materially from the estimates and projected results contained herein. No representations, express or implied, are made as to the accuracy or completeness of such statements, estimates or projections or with respect to any other materials herein and Starboard disclaims any liability with respect thereto. In addition, Starboard will not undertake and specifically disclaims any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements in this presentation to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and Starboard's use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names.

It should not be assumed that Starboard will make investments in the future similar to those described herein.

The information shown on Pages 3-4 is intended to be representative of the investment process. The actual investment process employed by Starboard for any particular investment may differ in Starboard's discretion.

Starboard Value Strategy: Proven & Repeatable Approach


Plan to Unlock Value
Potential Seed Investment
Clear Path
Lead Activist Position
Potential Value Trap
Potential Value Trap
Undervalued on Absolute Value Basis

Value, Plan, Path

Starboard Value LP: Statistics Since 2004

Real Changes Create Real Value for Shareholders



Active Engagements[1] — 105 Portfolio Companies

Nominated Corporate Directors — 68 Portfolio Companies

Negotiated Settlements — 55 Negotiated Settlements

Proxy Contests Ending in a Shareholder Vote — 15 Proxy Contests

Result: Added or Replaced Approximately 212 Corporate Directors on 61 Boards

As of October 14, 2018.
(1) Active Engagements are all companies with respect to which Starboard has either filed a 13D or, if below the 13D threshold, nominated directors.



Marvell Technology Group

Marvell Overview

Marvell Technology Group, Ltd. ("Marvell" or the "Company") is a fabless semiconductor provider of high-performance, application-specific products. Marvell acquired Cavium, Inc. ("Cavium") in July 2018.

Marvell Has Two Key Business Segments

End Products

Storage			**~48% of Revenue***
Networking			**~46% of Revenue***

Marvell is a leading provider of high-performance semiconductors

Source: Company filings.
* "Other" represents approximately 6% of revenue.

Starboard's Background with Marvell

Substantial Share Price Underperformance

Marvell had materially underperformed its closest peers over an extended period of time.

■ Over the five years prior to Starboard's 13D filing, Marvell had underperformed both its peers and the broader market, and <u>**lost more than 50% of its value**</u> during this time.



Five Year Stock Price Performance Prior to Starboard's Involvement

114%
Under-performance

Legend: MRVL — iShares PHLX Semiconductor ETF — S&P 500 Total Return Index

Marvell had significantly underperformed peers and the market

Source: Capital IQ.

The Entire Board and Management Team Are New Since 2016

On April 27, 2016, Starboard agreed to a settlement with Marvell. As a result of the settlement, Marvell's Board was significantly enhanced and reconstituted with highly-qualified, independent directors.

- As part of our settlement agreement, we were able to change a majority of the Board.
- The Board has a broad range of experience, including directors who were CEOs or senior executives of successful industry peers, have decades of prior public board experience, have accounting and corporate finance expertise, and who are strong advocates of best-in-class corporate governance.
- The Board helped to recruit an entirely new management team, led by CEO Matt Murphy and CFO Jean Hu.





New Board Members

Rick Hill (Chairman)
Former CEO of Novellus Systems

Tudor Brown
Co-founder of ARM Holdings

Peter Feld
Managing Member of Starboard Value

Oleg Khaykin
CEO of Viavi Solutions

Mike Strachan
Former Member of E&Y's America's Executive Board

Robert Switz
Former Lead Director of Broadcom Corp.

New Management Team

Matt Murphy
President & CEO
(Former EVP, Maxim)

Jean Hu
CFO
(Former CFO, Q-Logic)

Dan Christman
EVP, Storage Group
(Former VP, Maxim)

Andy Micallef
Chief Operations Officer
(Former SVP, Intersil)

Tom Lagatta
EVP, Sales and Marketing
(Former EVP, Broadcom)

Chris Koopmans
EVP, Business Ops
(Former VP, Citrix)

Mitch Gaynor
Chief Admin. & Legal Officer
(Former GC, Juniper)

Source: Company filings and website.

Improving Financial Performance

After years of underperformance, Marvell's new management team made tremendous strides in stabilizing its business and improving its cost structure.



Prior to Board Change

Revenue
$3,700
$3,500
$3,300
$3,100
$2,900
$2,700
$2,500
$3,612
$2,649
FY2011
FY2016
Gross Margin
60%
55%
50%
45%
40%
59.7%
49.5%
FY2011
FY2016
Operating Margin
35%
30%
25%
20%
15%
10%
5%
0%
31%
8%
FY2011
FY2016

After Board Change

Substantial Improvements After Years of Underperformance

$2,301
$2,409
FY2017
FY2018
51.9%
63.5%
Q4 FY2016
Q2 FY2019
8.5%
30.1%
Q4 FY2016
Q2 FY2019

Marvell has returned to revenue growth

Gross Margins reached 63.5%, a record high

Operating Margins reached 30% well-ahead of schedule

Source: Company Presentation, Company filings. Margins represent non-GAAP metrics per Company filings.

Marvell Has Been a Good Investment

Marvell has seen significant stock price appreciation since Starboard filed a 13D on February 3, 2016. However, we believe the Company remains undervalued and are excited by the opportunity at Marvell.



Stock Price Performance From the Day Prior to Starboard's 13D Filing

+114%

While Marvell's stock price has more than doubled since Starboard's 13D filing, we recently increased our position

Source: Capital IQ. Market data as of October 19, 2018.

However, This Stock Price Appreciation Only Closed Part of the Long-Term Underperformance vs Peers, and Recently the Gap Has Widened

Over the past five years, the semiconductor industry has still significantly outperformed Marvell.



Relative Stock Price Performance vs Peers Over the Last 5 Years

Starboard Files 13D

94% Under-performance

MRVL — iShares PHLX Semiconductor ETF

Marvell has still not closed the performance gap versus the broader semiconductor industry

Source: Capital IQ. Market data as of October 19, 2018.

STARBOARD VALUE®

Marvell Moving Forward

Marvell Recently Closed the Acquisition of Cavium







FY18 Revenue: $2.4 billion

Key Business Lines:
Storage, Networking, Connectivity

Key End Market:
Enterprise

FY17 Revenue: $984 million

Key Business Lines:
Storage & Networking

Key End Markets:
Data Center & Carrier

The two companies have complementary strengths and create a strong Storage and Networking focused company with significant scale

Source: Company Presentation, Company filings.

The Cavium Acquisition Transforms Marvell


Enabling End-to-End Platform Solutions
Enterprise
Cloud Data Center
Service Provider
Multi-Core Processors
SSD Controllers
ARM Server Processors
Multi-Core Processors
Security Offload
HDD Controllers
Data Center Switches
BTS Baseband Processors
Enterprise & Campus Switches
Preamps
Data Center Security
Ethernet Switches
PHYs
Network Storage
Ethernet Adapters
PHYs
Wireless Connectivity
Fibre Channel
Wireless Connectivity
Products Today

The acquisition will allow Marvell to offer an end-to-end solution

Source: Company Presentation.

The Initial Reaction to the Deal Was Extremely Positive

Initial investor reaction to the acquisition was extremely positive.

> *"Strategically, acquiring Cavium increases Marvell's exposure to the datacenter/networking markets, **creating a robust portfolio to better compete against powerhouse AVGO** ... The deal is **accretive to both growth and margins**. We expect both companies' shareholders to applaud it, likely **driving multiple expansion for MRVL which had been trading well below peers at ~12x** before the deal speculation began earlier this month (WSJ, 11/3). In our view, **MRVL management has the horsepower to execute a deal of Cavium's caliber**, and we are bullish on the combination."*
>
> *- Oppenheimer, November 20, 2017*

Initial Stock Price Reaction[1]



Initial Value Creation[2]



Investors initially reacted favorably to the announcement of the Cavium acquisition

Source: Wall Street Research, Capital IQ.
(1) Chart represents Marvell stock price from closing price prior to news reports of the Cavium acquisition on November 3, 2017, until March 12, 2018.
(2) Represents combined Enterprise Value prior to news reports of the Cavium acquisition on November 3, 2017, and the day following the announcement of the acquisition.

However, Since Then, Marvell's Share Price Has Declined Significantly and Is Below the Pre-Transaction Announcement Price

Since early 2018, Marvell's stock has declined significantly due to concerns around Cavium's revenue trajectory and broader macroeconomic concerns, even though consensus EPS expectations for CY2019 have increased 13%, from $1.33 to $1.50.



Recent Stock Price Performance[1]

Unaffected Pre-Deal Price

(26%)



P/E Multiple Compression

13.9x

11.8x

November 2017

Today

Marvell's share price is down more than 25% over the last several months and its P/E multiple has compressed meaningfully

Source: Wall Street Research, Capital IQ.
(1)   Chart represents Marvell stock price from March 12, 2018 through October 19, 2018.

STARBOARD VALUE

So What Has Changed?

In our view, there have been three primary drivers of Marvell's recent stock price underperformance.



1. Marvell has been adversely impacted by concerns around Cavium's growth trajectory and the potential for further inventory destocking.



2. Fears related to Marvell's storage end market exposure have also created an overhang on the stock.



3. Lastly, concerns around trade, tariffs, and a potential cyclical slowdown have pressured Marvell and the broader semiconductor industry.

Cavium Revenue and Inventory Overhang

We believe that concerns around Cavium's normalized revenue base and trajectory are overstated.

- In CY2017, we believe Cavium revenue included some inventory build in the channel.
- In CY2018, we believe the revenue slowdown is largely attributed to inventory de-stocking in the channel, but this process is nearing completion.

Cavium's Inventory Issues Were Well-Discussed By the Investment Community



OPPENHEIMER

EQUITY RESEARCH

QUARTERLY UPDATE

May 4, 2018

TECHNOLOGY/SEMICONDUCTORS & COMPONENTS

Stock Rating:

PERFORM

12-18 mo. Price Target NA

Cavium, Inc.

Excess Channel Inventory Likely Cause of Shortfall

*"… there's a larger inventory reduction to align Cavium's business process with Marvell's. …So for the benefit for the company for the longer term, we are converting Cavium's business process to Marvell's. The good news is, **by the end of Q3, we're going to be completely aligned. Going forward, you are actually going to see Cavium's business to be like normal, growing just like before**"*

- CFO Jean Hu – Deutsche Bank Conference, September 12, 2018

Cavium has a healthy outlook

Source: Wall Street Research, Company earnings call transcripts.

Marvell's End Markets Are Strong and Growing

With the acquisition of Cavium, Marvell has improved its end market exposure and has improved its positioning with the ability to now offer an end-to-end solution.

Marvell's Growing Infrastructure Revenue Exposure



Classic Marvell
With Cavium
2017 Investor Day
Today
Today
Infrastructure Revenue
Other Revenue
vell Estimates

With the addition of Cavium, Marvell is now growing its infrastructure exposure

Source: Company Presentation.

Marvell Has Substantially Reduced Its Exposure to Notebook HDDs

Historically seen as a company focused on commoditized, consumer-focused hard disk drives, Marvell now generates only a small percentage of revenue from Notebook HDDs.


REDUCED NOTEBOOK
HDD EXPOSURE
Notebook
HDD
~7%

Today, Notebook HDDs represent only 7% of revenue

Source: Company Presentation.

Marvell's Storage Business Is Now Exposed to Growing Market Segments

Marvell's Storage business, which had historically been an overhang on the Company's growth rate and trading multiple, is now focused on end markets that are actually growing in the aggregate.



Storage SAM
3%
CAGR
$3.5B
$3.9B
-5%
1%
9%
CY18
CY21
Data Center
Edge/Other
Desktop & Notebook



Classic Marvell Storage Revenue
With Cavium
36%
48%
16%
36%
37%
27%
30%
20%
50%
Before
Today
Future
Data Center
Edge/Other
Desktop & Notebook

Marvell is dramatically increasing its data center exposure, turning a once PC-centric business into a growth driver for the Company

Source: Company Presentation.

With Cavium, Marvell Has a High-Growth Networking Business

Marvell's Networking segment is exposed to four end markets, all of which present growth opportunities for Marvell.

Marvell Networking Addressable Market



$14.5B
With Arm Server
$10.5B
Core Markets
14%
11%
8%
6%
11%
CAGR
CY18-21
9%
CAGR
CY18-21
CY18
CY21
Wi-Fi
Ethernet
Processor
Arm Server
ABI, Dell'Oro, Crehan, IDC and Marvell estimates

Marvell has a diverse and growing Networking business

Source: Company Presentation.

Marvell's Announced Long-Term Financial Model

At its recent Investor Day, Marvell announced a new financial plan, increasing its gross margin and operating margin guidance.

Marvell's Long-Term Financial Model (FY 2022 Targets)

Revenue CAGR	6% − 8%
Gross Margin	> 66%
R&D % of Revenue	24% − 25%
Operating Margin	>35%

Marvell's announced financial targets will position it towards the high-end of its peer group

Source: Company Presentation.

STARBOARD VALUE®

Marvell Trades at an Attractive Valuation Given its Free Cash Flow Generation

Despite growth expectations that are in-line with peers, Marvell trades at a significant discount to peers based on free cash flow generation.

Revenue Growth



- MRVL LT Target: 6% - 8%
- Peer Median - CY2019: 8.1%

Price / 2019 EPS



- MRVL - Consensus: 11.8x
- Peer Median: 10.8x

CY2019 FCF Yield



- MRVL - Consensus: 9.7%
- Peer Median: 7.9%

CY2019 FCF Conversion



- MRVL - Consensus: 114.1%
- Peer Median: 99.3%

Marvell trades at an attractive valuation relative to its peers despite favorable end market exposure and a best-in-class management team

Source: Bloomberg, Capital IQ, Wall Street Research. Market data as of October 19, 2018.
Note: Peers include: MCHP, CY, AVGO, SWKS, MLNX, INTC, SIMO, SLAB, XLNX, IDTI.

Marvell Is Investing in a Few Big Call Options

In our view, Marvell's financial model is conservative, as it does not account for several significant potential revenue drivers or additional synergies and margin expansion.

- Marvell's 6-8% growth outlook **does not account** for any of the following:







Revenue Synergies

MARVELL + CAVIUM

5G Rollout

5G

ARM Server Processors

CAVIUM
THUNDERX2

- Marvell is investing significant capital on these large projects, and others, with huge potential markets. However, while the long-term financial model includes the investment for these projects, it **does not factor in any growth from these opportunities** into its long-term growth forecast.

We believe that Marvell has multiple opportunities to drive outsized growth

Source: Company Presentation, Starboard Value estimates.

Marvell's Management Has Earned Credibility with Investors

Marvell has also far exceeded the targets it laid out at its March 2017 Investor Day.

Marvell's 2017 Long-Term Financial Model (FY 2020 Targets)		Results
Revenue CAGR	Core Growing Faster Than End Markets	**Achieved the Goal for FY2018** **Achieved Consistent YoY Revenue Growth**
Gross Margin	> 60%	**Achieved in Q1 FY2018** **11 Quarters ahead of schedule**
Operating Margin	~30%	**Achieved in Q2 FY2019** **6 Quarters ahead of schedule**

On both short- and long-term targets, Marvell's management team has delivered operational excellence

Source: Company filings, Bloomberg.

STARBOARD VALUE®

Management Has A Tremendous Track Record of Execution

Marvell's management team has shown an ability to deliver results with consistency over the last two years.

Marvell's Results vs Expectations Under Current Management Team

Period	Revenue vs Consensus	EPS vs Consensus	Stock Price Reaction
Q3 FY2017	**BEAT**	**BEAT**	**+10.8%**
Q4 FY2017	**BEAT**	**BEAT**	**+1.5%**
Q1 FY2018	**BEAT**	**BEAT**	**+4.3%**
Q2 FY2018	**BEAT**	**BEAT**	**+7.5%**
Q3 FY2018	**BEAT**	**BEAT**	**+2.4%**
Q4 FY2018	**BEAT**	**BEAT**	**+0.1%**
Q1 FY2019	**BEAT**	**BEAT**	**+2.9%**

Marvell's management team has a fantastic track record of execution and beating expectations

Source: Company filings, Bloomberg.

Marvell Is Forecasting Above Market R&D Spend but Below Market Growth

Marvell is guiding to R&D spending levels significantly higher than peers, despite growth that is merely in-line with peers.



Marvell's Long-Term Financial Model (FY 2022 Targets)

Revenue CAGR	**6% − 8%**
Gross Margin	**> 66%**
R&D % of Revenue	**24% − 25%**
Operating Margin	**>35%**



Marvell's R&D Spend Should Fund Above Market Growth

CY2019 Revenue Growth

- Peer Median[1]: 8.1%
- MRVL LT Target: 6% - 8%

Most Recent FY R&D Spend as a Percent of Revenue

- Peer Median[1]: 18.7%
- MRVL FY18: 27.4%
- MRVL LT Target: 24% - 25%

We believe this long-term financial model understates the Company's true potential

Source: Company Presentation, Capital IQ. Market data as of October 19, 2018. MCHP, CY, AVGO, SWKS, MLNX, INTC, SIMO, SLAB, XLNX, IDTI.
(1)   Peers include: MCHP, CY, AVGO, SWKS, MLNX, INTC, SIMO, SLAB, XLNX, IDTI.. R&D Spending based on non-GAAP R&D per company disclosures.

STARBOARD VALUE

Marvell Is Investing in a Few Big Call Options

In our view, Marvell's financial model is conservative, as it <u>does not account</u> for several significant potential revenue drivers or additional synergies and margin expansion.

- Marvell's 6-8% growth outlook does not account for any of the following:







<u>Revenue Synergies</u>

MARVELL + CAVIUM

<u>5G Rollout</u>

5G

<u>ARM Server Processors</u>

CAVIUM
THUNDERX2

- Marvell is investing significant capital on these large projects, and others, with huge potential markets. However, while the long-term financial model includes the investment for these projects, it **<u>does not factor in any growth from these opportunities</u>** into its long-term growth forecast.

We believe that Marvell has multiple opportunities to drive outsized growth

Source: Company Presentation, Starboard Value estimates.

Revenue Synergies

In our view, Marvell has the opportunity to realize significant revenue synergies from the Cavium acquisition.

- The Company has discussed the increased engagement it has had with customers following the acquisition, and we believe the combined company will be able to achieve significant revenue synergies.


PHYs
Switch
Processor
Complete software platform

Marvell's ability to offer an end-to-end solution should drive increased customer traction

Source: Company Presentation.

5G Opportunity

Marvell believes that 5G will be the Company's single-largest growth driver over the next few years.

We are in the early stages of the 5G Cycle…



RAN Infrastructure Revenue
$M
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
2G 3G 4G 5G

…And Marvell Has a Massive Content Opportunity



4G LTE
Main Card
Line Card
4X
$ CONTENT
5G
Main Card
Line Card
Line Card

Marvell believes it can have quadruple the dollar content in a 5G base station relative to the 4G rollout

Source: Company Presentation.

ARM Server Processors

Earlier this year, Cavium produced and introduced the first-ever server class ARM processor.

- Intel has long held a dominant share in the approximately $15 billion server CPU market, with customers searching for a viable alternative.
  - ARM server technology has been discussed for years, and Marvell is now the first (and only) to market with a server-class, ARM-based processor.
    - The Company is engaged with several hyper scale end customers and is seeing strong traction, but is not assuming any data center adoption in the 6-8% revenue growth target..



Microsoft Azure Target Workload for ThunderX2
Microsoft Azure
THUNDERX2
>50%
ANANDTECH
…"In short, ThunderX2 is the first SoC that is able to compete with Intel and AMD in the general purpose server CPU market. **And that is a pleasant surprise: at last, an Arm server solution that delivers!**"
John DeGalas, AnandTech
Integer & Memory Ban
STH
Integer Performance
Memory Bandwidth
THUNDERX2
AMD
HPC Applications
University of BRISTOL
CUG
2X to 4X performance per dollar!
Java performance
ANANDTECH
THUNDERX2

If successful, ARM server processors could represent a tremendous growth opportunity for Marvell

Source: Company Presentation.

Therefore, We Believe Marvell Has Multiple Paths to Value Creation

In either the accelerated growth or the accelerated margin scenario, we believe Marvell can significantly outperform relative to consensus expectations.



Accelerated Growth Scenario
Long-Term Revenue CAGR: 10%+
Long-Term Operating Margin: 35%
Accelerated Margin Scenario
Long-Term Revenue CAGR: 6%
Long-Term Operating Margin: 40%
EPS: $2.00+

In either case, we believe Marvell has a path to more than $2.00 in EPS

Source: Bloomberg, Capital IQ, Starboard Value estimates.

Marvell Trades at an Even More Attractive Valuation on These Outcomes

Despite growth expectations that are in-line with peers, Marvell trades at a significant discount to peers based on free cash flow generation.

Free Cash Flow Yield


9.7%
~12.5%
~13.5%
7.9%
MRVL - CY2019 Consensus
MRVL - Accelerated Growth
MRVL - Accelerated Margins
Peer Median - CY2019

Price / EPS


11.8x
~8x
~7.5x
10.8x
MRVL - CY2019 Consensus
MRVL - Accelerated Growth
MRVL - Accelerated Margins
Peer Median - CY2019

Based on our view of Marvell's true long-term potential, the stock is incredibly cheap at these levels

Source: Bloomberg, Capital IQ, Wall Street Research, Starboard Value estimates. Market data as of October 19, 2018.
Note: Peers include: MCHP, CY, AVGO, SWKS, MLNX, INTC, SIMO, SLAB, XLNX, IDTI.

Marvell Is A Compelling Investment Opportunity Today

We believe there is significant upside to the guided long-term financial model and that Marvell's earnings power and cash flow generation are underestimated.

- *Marvell's management team has an incredible track record of execution and beating expectations.*

- *This is a management team that guides conservatively and repeatedly beats, and as we have outlined, we believe there is significant upside to the long-term model.*

- *Marvell will generate more than $1 billion of FCF annually, and currently trades at a 10% FCF yield.*

- *With the acquisition of Cavium, Marvell has exposure to growing end markets and a market-leading product set.*

- *Customers want to see Marvell succeed and grow.*

- *And despite all of this, Marvell's share price is down 25% over the last several months.*

- *We remain incredibly excited by this opportunity and have recently increased our position.*



